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LexaGene

HIGHLIGHTS | SOLUTION | MARKET | TEAM | FAQ | DISCUSSION | INVEST NOW

ONE BREAKTHROUGH TECHNOLOGY, TWO REVENUE STREAMS

THE NEXT FRONTIER FOR TIMELY PATHOGEN AND BIOLOGICAL CONTAMINATION DETECTION

We're pioneering a technology that will provide timely, automated pathogen and bacterial contaminants detection, and offering a unique investment opportunity to partner with us at a significant discounted valuation. MiQLab® is a rapid, automated pathogen detection system that can tap into two markets: biopharma production and veterinary diagnostics. The revenue potential from these markets could be more than $300M-$500M annually[1].

INVEST NOW



Offering Circular   Form C

$1,030.00
Min. Investment

$1.03
Share Price



Investment Highlights

Significant Market Opportunity

$40M	300X	$400M-$600M
Previous Investment in R&D	Proprietary Faster in-line/at-line testing for biopharma[2]	Total Testing Market Revenue Potential[1]

Investor Exclusive Stock Opportunity - Preferred Liquidation Rights

As an investor, you are purchasing common stock of LexaGene Life Sciences CF Investors, Inc. which will make a capital investment in LexaGene Life Sciences, LLC

in exchange for *Class A Common Membership Units* not to exceed 12.5% of total ownership.

Your *Class A Common Membership Units* provide you with a liquidation preference over other capital previously contributed to LexaGene Life Sciences. Meaning any cash generated by LexaGene Life Sciences, LLC, either from operations or from a capital event will FIRST go to repay all class A Common Membership Units initial investment before any other investors receive cash distributions.

Problem

Lack Of Timely Testing Can Cost Companies Millions

Biopharmaceutical manufacturers have to continually test their biopharma reactor line process for contaminants as the Food and Drug Administration prevents the distribution of products with detectable microbial contaminants. In some instances, these tests can take 14-28 days, resulting in the detection of contaminants late in the manufacturing process which can cost companies millions of dollars in wasted products. The earlier the contaminant is detected, the better the ability to limit the amount of loss.



Larger Bioreactors =
Increased Contamination Risk and Cost of an Incident
DETECTING CONTAMINANTS EARLY
<$0.5M IMPACT
DETECTING CONTAMINANTS LATE
$20M - $100M+ IMPACT
INPUT MEDIA
CELL BANK
1 mL
SPINNER FLASK
125 mL to 10 L
SEED BIOREACTORS
250 L
2500 L
PRODUCTION BIOREACTORS
12500 L
20000 L
CLARIFIED HARVEST
MiQLab System: Continuous at-line very sensitive screening for contaminants in near-real time

LexaGene's MiQLab® System
Automated PCR Testing at Point-of-Need
-~2 hrs vs days/weeks for reference lab testing
-Hands on time to <1 minute
Multiplex Testing
-24 targets from a single sample
-Fully validated PCR tests
High Accuracy
-Detects multiple targets at once with sensitivity and specificity
-Allows for evidence-based decision-making







Solution

Our Automated Tests Are 300X Faster[2]

MiQLab® is a rapid, fully automated contaminant and pathogen detection system for biopharma manufacturing. Our revolutionary testing system can detect most pathogens and biological contaminants in as little as 2 hours, helping companies detect contaminants early.

- Test 24 targets in a single sample
- Up to 1 minute hands-on time
- Results in 2 hours v. 28 days

Ready to learn more about how our technology works?

Download our investor brief here.

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Traction

Major Biopharmas Have Already Performed feasibility Studies of the MiQLab®

We've already performed feasibility exercises with two multi-billion dollar biopharma companies and have several systems in multiple veterinary care settings.

$20B Biopharma Testing Market

Market

How We Can Ultimately Generate



$400M-$600M in Annual Revenue

The annual total aggregate biopharma testing market is estimated to be $20B. The total veterinary diagnostic market is estimated to be $7.5B with full penetration into all testing. The initially targeted marketing segments could produce $100M of revenue opportunity. Earning just 2-3% market share represents a potential $400M-$600M total revenue opportunity for us[1].

Multiple Growth Opportunities

We're continuing to improve our MiQLab® technology. Our second generation MiQLab® will be able to test >95% of all bacteria and be even less costly for us to manufacture. Plus we aim to expand into multiple market verticals.




- Continue scaling in biopharma manufacturing
- Offer point-of-care testing in the veterinary market
- Seek FDA approval for human point-of-care testing, food testing, etc.

Ready to learn more about how our technology works?

Download our investor brief here.

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Invest in $40M of Research at a Fraction of the Price



We're on a mission to fully automate rapid molecular testing at the point-of-need to ultimately improve efficiencies in the biopharma industry and the overall health of our pets in the veterinary sector. Now we're offering you the unique opportunity to join us. The cost of researching and developing this technology has totaled over $40M. Thanks to a strategic acquisition by Meridian, you're able to invest at a significant discount to the cost of development alongside an experienced management team.

Invest Alongside a Veteran Management Team

We have a world-class management team with a proven track record of success in the molecular diagnostics industry. The creator of the technology, Dr. Jack Regan, is a highly respected scientist with over 20 years of experience in the field.

Tom Forte	Curt Boisfontaine	David Ronck	Dr. Jack Regan
Chief Executive Officer	Chief Operating Officer, Board Member	Chief Financial Officer, Secretary, Board Member	Founder/Chief Technology Officer, Board Member
Read Bio	Read Bio	Read Bio	Read Bio

Miles Blanton
Controller
Read Bio

Board Advisors & Consultants

Odis Pirtle	Fletcher Spaght, Inc.	Munsch Hardt Kopf & Harr, PC	Whitley Penn
Board Advisor	Biopharma Advisor/Consultant	Corporate Securities Counsel	Independent Auditor
Read Bio	Read Bio	Read Bio	Read Bio

FAQs

ABOUT LEXAGENE:

∧ What's your share price?

$1.03/share

∧ What is the minimum investment size?

The minimum investment size for this current round is $1,030.

∧ Why Should I Invest?

The MiQLab® System is a disruptive technology that has the potential to revolutionize the molecular diagnostics industry. It is significantly faster and more affordable than traditional PCR-based systems, making it more accessible to a wider range of users. LexaGene has a strong management team with a proven track record of success in the molecular diagnostics industry. The creator of the technology, Dr. Jack Regan, is a highly respected scientist with over 20 years of experience in the field.

∧ How Will LexaGene Make Money?

Taking just 2% of a $15-$20B biopharma diagnostic market could be worth $400M-$600M in revenue annually. Plus they have more opportunities in the veterinary medicine space[1].

∧ How Do I Know People Will Buy This Solution?

Two biopharma manufacturers have already performed feasibility studies on the MiQLab system and continue to consider implementation.

∧ Are There More Opportunities Ahead?

They are still in the early stages of commercializing this breakthrough. Plus there is a future opportunity to expand into human medical diagnostics.

∧ Why Didn't A Bigger Company Do This Already?

The development process for the technology is much more costly than initially contemplated. Replication is not easily done and their technology is patent protected. LexaGene has invested ~ $40 million developing this technology, an expensive endeavor. Meridian has acquired these LexaGene technology assets, licenses, patents, etc. at a significant discount to the investment to date in a distressed situation. Meridian's investment to date is estimated to be ~ $7.5 million and expected to be $9.0 million by 12/31/23.

What perks do I get for investing?

The shares of stock carry a liquidation preference - meaning the shares receive the first cash to be distributed to shareholders from operations or from a capital event in order to return the initial investment made by the shareholder. This liquidation preference results in shareholders receiving priority distributions before any other class of investor.

How do I get a return on my investment?

- Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.
- You are investing in a pre-revenue company. Success will be measured in progress towards revenue. Future liquidation events could include acquisition or an IPO.

When will I receive my shares?

Shares will be awarded after the investment funds clear. This typically takes around 3 weeks after investment.

∧ Are there higher fees if you invest via credit card vs. ACH?

No, costs are the same, regardless of how you invest

∧ Will you be paying out dividends to investors?

No

∧ REG CF FAQS:

∧ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

∧ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then

your investment limit is 10%.

∧ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

∧ What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

∧ Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

∧ What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

⌄ When will I get my investment back?

The Common Shares of LexaGene Life Sciences CF Investors, Inc. (the "Company") are not publicly-traded. Neither are the membership interests of LexaGene Life Sciences, LLC. As a result, the Common Shares cannot be traded or sold in the first year after investment except as set forth below under the caption "Exceptions to limitations on selling shares during the one-year lockup period:" As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

⌄ Can I sell my interests?

Shares/Interests sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or

(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: invrelations@lexagenelifesciencs.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

1. 2-3% of the total anticipated BioPharmaceutical testing market (Rapid Micro Biosystems Form S-1 registration statement)
2. The first generation MiQLab system's processing time, as compared to current traditional testing protocols, has been validated by the Company as well as by two biopharmaceutical manufacturers and several veterinary diagnostic testing veterinary service providers.